Calgary, Alberta, Canada - October 26, 2006
(Canadian dollars unless stated otherwise)

PRECISION DRILLING TRUST REPORTS RECORD THIRD QUARTER EARNINGS
FROM CONTINUING OPERATIONS

This news release contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full discussion of these forward-looking information and statements and the risks to which they are subject, see the "Forward-Looking Information and Statements Advisory" set forth below.

Precision Drilling Trust ("Precision" or the "Trust") today reports record results for the third quarter and nine months ended September 30, 2006. On the strength of improved pricing, both of Precision’s business segments reported record revenues for the third quarter of 2006 with Contract Drilling Services increasing 13% to $246 million and Completion and Production Services increasing 23% to $106 million over the same quarter in 2005.

During the third quarter, Contract Drilling Services realized its first full quarter of operations in the United States with one rig working throughout. In Canada, Contract Drilling Services added to its organic growth with plans to build an additional two new drilling rigs. In Completion and Production Services, Precision closed the acquisition of Terra Water Group Ltd., a portable wastewater treatment business.

Leveraged by its strong balance sheet and cash flow, Precision maintained its previously announced capital expenditure program to facilitate organic growth and sustain existing equipment.

Financial Highlights
	Three months ended September 30,			Nine months ended September 30,
(stated in thousands of Canadian dollars, except per			%			%
unit/share amounts)	2006	2005	Change	2006	2005	Change

Revenue	$ 349,558	$ 300,016	17	$ 1,109,535	$ 841,318	32
Operating earnings(1)	142,431	111,956	27	462,883	289,481	60
Earnings from continuing operations	133,552	2,382	5,507	446,038	99,971	346
Net earnings	139,667	1,382,648	(90)	452,153	1,547,017	(71)
Funds provided by continuing operations(2)	159,510	(54,747)	N/A	494,711	95,301	419
Net capital spending from continuing operations	76,128	38,950	95	165,102	102,114	62
Distributions to unitholders - declared	116,785	-	N/A	330,089	-	N/A
Per unit/share information:
Earnings from continuing operations	1.06	0.02	5,200	3.55	0.80	344
Net earnings	1.11	11.00	(90)	3.60	12.36	(71)
Distributions - declared	$ 0.93	-	N/A	$ 2.63	-	N/A

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com

(1) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by Precision’s principal business activities prior to consideration of how those activities are financed or how the results are taxed. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating operating earnings may differ from other entities and, accordingly, operating earnings may not be comparable to measures used by other entities.

(2) Funds provided by continuing operations is not a recognized measure under GAAP. Management believes that in addition to cash provided by continuing operations, funds provided by continuing operations is a useful supplemental measure. It provides an indication of the funds generated by Precision’s principal business activities prior to consideration of the changes in non-cash working capital balances which can vary from quarter to quarter given the seasonality of equipment utilization in Precision’s principal area of operation, Western Canada..

Earnings from continuing operations in the third quarter of 2006 were $134 million compared to $2 million for the comparable quarter in 2005, an increase of $1.04 per diluted unit to $1.06. As a result of business divestitures and the reorganization of Precision during the third quarter of 2005, a one-time charge of $65 million was incurred for the early retirement of debentures along with $20 million related to an unrealized loss in market value on the short-term investment in Weatherford International, Inc. The net impact of these changes decreased earnings per diluted unit by $0.50 in the third quarter of 2005. For the third quarter of 2006, Precision realized the impact of a lower effective tax rate as an income trust, which increased diluted earnings per unit from continuing operations by $0.32. Excluding the impact of these items, and on the strength of higher pricing, third quarter earnings from continuing operations increased 42% to $1.06 per unit.

For the nine months ended September 30, 2006, earnings from continuing operations were $446 million compared with $100 million in 2005, an increase of $2.75 per diluted unit. One-time charges in the third quarter of 2005 represented a decrease of $0.50 per diluted unit. The lower effective income tax rate as an income trust and enacted tax rate reductions contributed an increase of $1.12 per diluted unit in the first nine months of 2006 over the same period last year. Excluding the impact of these items and on the strength of higher pricing and activity, earnings from continuing operations increased 87% for the nine months ended September 30, 2006 to $3.55 per unit.

For the first nine months of 2006, West Texas Intermediate crude oil averaged US$68.17 per barrel and Henry Hub natural gas averaged US$6.76 MMBtu compared to US$55.31 per barrel and US$7.75 per MMBtu in the same period in 2005. Toward the end of the third quarter of 2006, the spot price of natural gas decreased sharply amid concerns over the high levels of gas in storage in North America. Oil prices also decreased in the quarter but remained at historically high levels. Henry Hub natural gas spot prices ranged from a quarterly high of US$8.65 per MMBtu to the quarterly low of US$3.62 per MMBtu on September 29, 2006. The one-year forward price for North American natural gas continued to trade within a price range of approximately $7.00 to $9.00 on Canadian and U.S. exchanges in the quarter. Increasingly, Precision’s customers are adjusting drilling programs to position for relative near-term weakness in spot natural gas prices. Compared to the emphasis on shallow gas in 2005, Precision has continued to experience a more balanced equipment utilization load with a shift in activity to deeper natural gas, conventional oil and heavy oil production.

“Precision has a real down-to-earth business model. We can only do as well as our customers and we are working closely with them to ensure we respond to their needs in this market. We are concentrating on the basics - customer focus, cost control and allocation of capital, and most importantly the welfare of our people,” said Gene Stahl, President and Chief Operating Officer of Precision.

To close out the third quarter, 1,784 new well licenses were issued in September, the lowest industry total for that month since 2002. Precision’s drilling rig activity to this point in October is averaging 48% operating day utilization compared to 68% in the fourth quarter of 2005. Wet weather in October is contributing to the decline and the weakness in natural gas pricing has impacted the urgency with which customers are approaching their upcoming winter drilling programs. In contrast to last year, there is more rig availability for the spot market and bidding for contracts has become more competitive.

"Natural gas accounts for about 70% of Precision’s activity in Canada and the drop in prices has slowed down drilling but the one-year forward strip on gas prices remains respectable," said Mr. Stahl. "What we are seeing is movement away from drilling shallow gas wells to deeper targets and a shift in our equipment utilization to our deeper rigs. It's a good example of how Precision can respond to the changing market."

Growth Initiatives

Along with Precision’s previously announced organic growth initiatives, developments in the third quarter included:

•	an additional $30 million was added to the capital plan for two 4,000-metre diesel electric AC drive light triple drilling rigs for the Canadian market, pursuant to a long term customer commitment;
•	discussions with customers regarding well programs and the appropriate rig specifications for construction of the second set of five drilling rigs for the U.S. market;
•	a moderate delay in maintenance capital activity may result in 2006 spending in the low end of the previously announced range at an estimated $100 million; and
•
the Completion and Production segment closed the acquisition of Terra Water Group Ltd. for cash consideration of $16 million and planned to expand the wastewater treatment unit fleet by 38% by the end of the first quarter of 2007.

Precision continues to execute and build on planned organic growth initiatives. For the nine-month period ended September 30, 2006, Precision invested $125 million in expansion capital compared with $45 million for the same period in 2005. The majority of the spending relates to the addition of 35 new drilling rigs scheduled for completion in 2006 through 2008. A total of 15 rigs are expected to be commissioned in 2006, 14 in 2007 and six in 2008. Of the 15 rigs for 2006, nine have been put in service, including four in the third quarter.

Expansion of Precision’s Contract Drilling Services segment in the United States is proceeding with full third quarter utilization for the Super Single® rig that started drilling in Texas in June. There are five new rigs under construction for the U.S. market with a long-term customer commitment. Precision is exploring opportunities with customers for the additional five drilling rigs. Precision expects to have a fleet of at least 11 drilling rigs operating in the U.S. by the end of the second quarter of 2008 and, if opportunities arise with existing customers, may deploy additional rigs into this market from Canada.

The previously announced $480 million capital expenditure program has been increased by an estimated $30 million for the two additional new drilling rigs for the Canadian market. The revised capital expenditure program is now estimated to be $510 million, with $320 million expected to be incurred during 2006 and the remainder planned over the following 18 months. The 2006 spending is estimated to be $100 million for maintenance capital expenditures and $220 million for expansion capital expenditures (including the business acquisition of Terra Water Group Ltd.).

Upon completion of the planned organic growth program in 2008, Precision expects to operate a drilling rig fleet of 265 - with 254 rigs in Western Canada and 11 in the United States - a 15% increase over the year-end 2005 fleet of 230. Over the next six months, the Completion and

Production Services segment in Canada expects to add two new service rigs to bring the fleet to 239, add 15 new wastewater treatment units to bring the fleet to 55, and add four new stand-alone snubbing units to bring the total fleet to 30.

Financial Position

The third quarter of 2006 is further highlighted by the following financial developments:

•	In its third full quarter as an income trust, Precision declared monthly per unit distributions to unitholders of $0.31 for aggregate cash distributions declared of $117 million or $0.93 per unit;
•	In its first full quarter, Precision’s distribution reinvestment plan generated cash of $4 million and a quarter-end participation rate of 4%;
•	Through the annual renewal of its extendable, three-year, revolving term credit facility, Precision increased its borrowing capacity by $150 million to $700 million to be effective November 2, 2006;
•	Long-term debt increased by $121 million during the quarter to $166 million for a long-term debt to long-term debt plus equity ratio of 12%; and
•	Working capital increased by $81 million during the quarter to $217 million as the higher level of activity and corresponding revenue in the quarter increased accounts receivable.

With Precision’s conversion to an income trust on November 7, 2005, and consistent with the December 31, 2005 year-end audited financial statement reporting, Precision Drilling Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Accordingly, the consolidated financial statements of Precision for the three and nine month periods ended September 30, 2006 and comparables for the three and nine month periods ended September 30, 2005 reflect the financial position, results of operations and cash flows as if Precision had always carried on the business formerly carried on by Precision Drilling Corporation.

Results of Continuing Operations

Revenue of $350 million and operating earnings of $142 million in the third quarter of 2006 represented increases of 17% and 27% respectively, compared to the same period in 2005. The increases were due to higher pricing for Precision’s services. For the fifth successive quarter, all business segments performed exceptionally and contributed to record quarterly operating earnings. Strong pricing helped increase the operating earnings margin, as a percentage of revenue, to 41% in the third quarter of 2006 versus 37% for the third quarter of 2005. Activity for the quarter was essentially flat for service rigs and down 7% for drilling rigs from the prior year. The reduction is attributable to new rig capacity in the industry, lower industry well licensing brought about by the decline in natural gas prices and a decrease in shallow gas drilling. Lower activity was more than offset by higher pricing for Precision’s services. Precision continued to benefit from pricing established in the fourth quarter of 2005 and other rate increases that have held through the first nine months of 2006.

Overall, Precision experienced solid equipment utilization through the summer of 2006. With good weather during July and August in Western Canada and the backlog of work from previous quarters, customer demand was firm. However, rain in the latter half of September lowered activity due to the inability to access some leases and move equipment.

Precision’s continuing operations are reported in two segments. The Contract Drilling Services segment includes the contract drilling rig, camp and catering, oilfield supply, and manufacturing divisions. The Completion and Production Services segment includes the service rig, snubbing, rental and wastewater treatment divisions. The following table contains important financial and operating statistics for Precision’s drilling rig and service rig divisions.

Three months ended September 30,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	239	229	4
Drilling operating days (excluding move days)	11,687	12,539	(7)
Drilling revenue per operating day	$19,626	$16,259	21
Drilling rig operating day utilization	54%	60%

Completion and Production Services:
Number of service rigs (end of period)	237	238	-
Service rig operating hours	123,783	122,620	1
Service revenue per operating hour	$668	$551	21
Service rig operating hour utilization	57%	56%

Nine months ended September 30,	2006	2005	% Change
Contract Drilling Services:
Number of drilling rigs (end of period)	239	229	4
Drilling operating days (excluding move days)	35,289	32,587	8
Drilling revenue per operating day	$20,392	$17,300	18
Drilling rig operating day utilization	55%	52%

Completion and Production Services:
Number of service rigs (end of period)	237	238	-
Service rig operating hours	370,400	335,108	11
Service revenue per operating hour	$695	$567	23
Service rig operating hour utilization	57%	52%

In Canada, industry drilling rig operating days decreased by approximately 2% to 41,585, industry wells drilled (on a rig release basis) decreased by 6% to 6,713 and the available rig count increased by 8% to approximately 795. For Precision, drilling operating days in the third quarter of 2006 decreased by 7% while service rig operating hours increased by 1% over the same period in 2005.

Contract Drilling Services drilling rig operating days during the third quarter of 2006 were 11,687 compared with 12,539 in 2005, a decrease of 852 days. In Canada, Precision’s activity in the deep depth-rated triple rig market was 23% higher than in the prior year. This had a significant impact on Precision’s average operating days per well, which increased 31% to 7.2 days for the third quarter of 2006 compared to 5.5 days in 2005. The camp and catering division achieved a third quarter record for activity with a 30% improvement in camp days to 3,828 over the prior year. Camp and catering activity benefited from a shift to deeper drilling and continued accommodation shortages in Western Canada.

Completion and Production Services well service rig operating hours during the third quarter of 2006 were 123,783 compared to 122,620 in 2005, an increase of 1,163 hours over the prior year. Well service rig operating hours were marginally higher despite a drop in overall drilling activity due to the greater emphasis on conventional oil wells and heavy oil well drilling which require completion work. Demand for rental equipment remained high as equipment utilization days exceeded last year by 8% due mainly to a higher demand for the tubular product line. For Precision’s snubbing division, activity was down 13% in the quarter over the prior year due to lower activity in the southern Alberta shallow gas market.

Despite lower drilling activity, overall third quarter revenue increased 17% to $350 million as revenue per operating day for drilling was 21% higher than the same period last year while well servicing revenue per operating hour was 21% higher.

With the higher revenues, operating costs as a percentage of revenue were lower. Operating costs declined from 53% of revenue in the third quarter of 2005 to 48% in 2006. However, overall operating costs in the third quarter of 2006 increased 8% per operating day in contract drilling and 9% per operating hour in well servicing. Operating costs escalated as a result of crew wage increases of 7% implemented in the fourth quarter of 2005 and increases in third party labour and material costs associated with equipment maintenance programs. In addition, equipment repair and maintenance costs were higher on a per day and per hour basis as scheduled equipment maintenance was deferred from the second quarter due to a shortage of maintenance infrastructure. Also, lower activity in the third quarter of 2006 contributed to increased fixed operating costs on a per day basis in contract drilling.

General and administrative costs for the third quarter were $20 million, an increase of $4 million over the same period in 2005 and, as a percentage of revenue, were consistent with the prior year. The increase was due to higher incentive compensation expenses given Precision’s favourable financial performance. The increase in incentive compensation expenses was offset by lower overhead costs as Precision adjusted for the 2005 divestiture of discontinued operations.

Depreciation and amortization expenses in the third quarter of 2006 were $19 million, an increase of 1% over the same period in 2005. Depreciation in the Contract Drilling segment was up slightly from the prior year due to a higher capital asset base partially offset by an increase in disposal gains and lower utilization. Depreciation in the Completion and Production segment was higher due to a slight increase in utilization.

Interest expense decreased by $6 million to $2 million in 2006 compared to the third quarter of 2005, and was attributable to the decrease in the net debt year over year.

The Trust’s effective income tax rate on third quarter earnings from continuing operations before income taxes was 5% in 2006. The comparatively low effective income tax rate is primarily a result of the conversion to an income trust which has the effect of shifting all or a portion of the income tax burden of the Trust to its unitholders.

The $6 million gain, net of tax, on discontinued operations in the third quarter of 2006 related to additional funds received by Precision from the divestiture of certain businesses in prior years. During the third quarter of 2005, Precision executed two significant divestitures, realizing gains of $1.262 billion and $123 million. Results of operations from these divested businesses in the third quarter of 2005 were a loss of $5 million for a net result from discontinued operations in the quarter of $1.38 billion.

Distribution Policy of the Trust

With Precision Drilling Corporation’s conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making monthly cash distributions to unitholders. Distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including: Precision’s financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and the number of trust units outstanding.

During the third quarter of 2006 the Trust declared cash distributions of $0.93 for each of the units outstanding, including Exchangeable LP units, for total declared distributions of $117 million. The weighted average Trust and Exchangeable LP units outstanding were 126 million in the quarter. For the nine month period ended September 30, 2006, total cash distributions declared were $330 million or $2.63 per unit.

Key factors for consideration in determining actual cash flow available for distribution, in a historical context, are disclosed within the consolidated statements of cash flow. The increase or decrease in cash is shown for each of the operating, investing and financing activities undertaken by the Trust. Certain activities related to operating and investing are noted below:

•
Within operating activities, cash provided by continuing operations in the first nine months of 2006, was $466 million. Adjusted for cash used in changes in non-cash working capital balances of $29 million, funds of $495 million were provided from operations; and

•
Within investing activities, in the first nine months of 2006, additions to property, plant and equipment were $191 million. Purchases included $125 million for capital expenditures to expand Precision’s underlying asset base and $66 million for maintenance capital expenditures to sustain and upgrade existing property, plant and equipment.

The oilfield service industry in Canada can be extremely cyclical as commodity price fluctuations can be compounded by seasonal trends. Accordingly, there could be a wide fluctuation in financial performance from quarter to quarter, year over year and quarterly results should not be annualized. Seasonally, the first quarter is usually the most active and prosperous as winter ground conditions typically allow complete access to well locations. In the second quarter, spring weather softens ground conditions and can slow oilfield service activity dramatically. Subject to dry weather, activity resumes and will sequentially gain momentum in the third and fourth quarters.

Forward-Looking Information Statements Advisory

Certain statements contained in this news release, including statements related to Precision’s planned capital expenditures, planned expansion in the U.S., projected growth of Completion and Production Services, projected growth of Contract Drilling Services and statements that contain words such as “anticipate”, “could”, “should”, “may”, “expect”, “believe”, “will” and similar terms are not historical facts and constitute “forward-looking information” within the meaning of Canadian Securities laws and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking information and statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking information and statements. Such factors include fluctuations in the market for oil and natural gas and related products and services; changes in commodity prices; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental regulations, to which Precision is subject; and other factors, which are described in further detail in Precision's filings with Canadian securities regulators and the United States Securities and Exchange Commission.

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

	Three months ended September 30,		Nine months ended September 30,

CDN $000’s, except per unit/share amounts (unaudited)	2006	2005	2006	2005

Revenue	$349,558	$300,016	$1,109,535	$841,318

Expenses:
Operating	167,810	158,581	532,474	449,694
General and administrative	20,168	16,486	58,967	56,495
Depreciation and amortization	19,134	18,923	55,324	52,096
Foreign exchange	15	(5,930)	(113)	(6,448)
	207,127	188,060	646,652	551,837

Operating earnings	142,431	111,956	462,883	289,481

Interest expense	1,702	7,226	6,156	29,567
Premium on redemption of bonds	-	65,483	-	65,483
Unrealized loss in market value of short-term investments	-	20,262	-	20,262
Gain on disposal of investments	-	-	(408)	-
Earnings from continuing operations before income taxes	140,729	18,985	457,135	174,169
Income taxes:
Current	5,616	171,612	29,850	216,299
Future	1,561	(155,009)	(18,753)	(142,101)
	7,177	16,603	11,097	74,198

Earnings from continuing operations	133,552	2,382	446,038	99,971
Discontinued operations, net of tax	6,115	1,380,266	6,115	1,447,046

Net earnings	139,667	1,382,648	452,153	1,547,017

Retained earnings (deficit), beginning of period	(204,102)	1,206,052	(303,284)	1,041,683
Adjustment on cash purchase of employee stock options
(net of tax of $9,823 - 2005)	-	(18,741)	-	(18,741)
Distributions	(116,785)	-	(330,089)	-

Retained earnings (deficit), end of period	$(181,220)	$2,569,959	$(181,220)	$2,569,959
Earnings per unit/share from continuing operations:
Basic	$1.06	$0.02	$3.55	$0.81
Diluted	$1.06	$0.02	$3.55	$0.80
Earnings per unit/share:
Basic	$1.11	$11.22	$3.60	$12.60
Diluted	$1.11	$11.00	$3.60	$12.36

Trust units/shares outstanding (000’s)	125,613	123,883	125,613	123,883
Weighted average units/shares outstanding (000’s)	125,557	123,285	125,497	122,778
Diluted units/shares outstanding (000’s)	125,557	125,686	125,497	125,145

PRECISION DRILLING TRUST
CONSOLIDATED BALANCE SHEETS

CDN $000’s (unaudited)	September 30, 2006	December 31, 2005

Assets

Current assets:
Cash and cash equivalents	$-	$-
Accounts receivable	391,389	500,655
Income taxes recoverable	914	-
Inventory	7,703	7,035
	400,006	507,690

Property, plant and equipment, net of accumulated depreciation	1,056,913	943,900
Intangibles, net of accumulated amortization	398	465
Goodwill	280,724	266,827
	$1,738,041	$1,718,882

Liabilities and Unitholders’ Equity

Current liabilities:
Bank indebtedness	$3,987	$20,468
Accounts payable and accrued liabilities	139,877	134,303
Income taxes payable	-	163,530
Distributions payable	38,940	36,635
	182,804	354,936

Other long term liabilities	12,507	-
Long-term debt	165,571	96,838
Future income taxes	174,782	192,517

Unitholders’ equity:
Unitholders’ capital	1,383,597	1,377,875
Deficit	(181,220)	(303,284)
	1,202,377	1,074,591

	$1,738,041	$1,718,882

Trust units outstanding (000’s)	125,613	125,461

PRECISION DRILLING TRUST
CONSOLIDATED STATEMENTS OF CASH FLOW

CDN $000’s (unaudited)	Three months ended September 30,		Nine months ended September 30,
	2006	2005	2006	2005

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations	$133,552	$2,382	$446,038	$99,971
Items not affecting cash:
Depreciation and amortization	19,134	18,923	55,324	52,096
Incentive plan compensation	5,262	-	12,507	-
Stock-based compensation	-	1,812	-	7,276
Future income taxes	1,561	(155,009)	(18,753)	(142,101)
Gain on disposal of investments	-	-	(408)	-
Premium on redemption of bonds	-	65,483	-	65,483
Loss in market value of short-term investments	-	20,262	-	20,262
Amortization of deferred financing costs	-	457	-	1,374
Unrealized foreign exchange gain on long-term monetary items	1	(9,057)	3	(9,060)
Changes in non-cash working capital balances	(80,093)	97,106	(28,569)	156,542
	79,417	42,359	466,142	251,843

Discontinued operations:
Funds provided by discontinued operations	-	53,330	-	195,877
Changes in non-cash working capital balances of discontinued operations	-	(21,286)	-	(69,550)

	-	32,044	-	126,327

Investments:
Business acquisitions, net of cash acquired	(16,403)	(30,421)	(16,403)	(30,421)
Purchase of property, plant and equipment	(80,379)	(40,781)	(190,697)	(110,391)
Purchase of intangibles	-	-	-	(20)
Proceeds on sale of property, plant and equipment	4,251	1,831	25,595	8,277
Purchase of property, plant and equipment of discontinued operations	-	(36,374)	-	(128,214)
Proceeds on sale of property, plant and equipment of discontinued operations	-	7,110	-	17,785
Proceeds on disposal of discontinued operations	7,337	1,306,280	7,337	1,306,280
Proceeds on sale of investments	-	-	510	-
	(85,194)	1,207,645	(173,658)	1,063,296

Financing:
Increase in long-term debt	120,574	-	248,338	-
Repayment of long-term debt	(614)	(3)	(180,219)	(12)
Distributions	(116,752)	-	(327,784)	-
Issuance of units	4,031	-	5,722	-
Issuance of common shares on exercise of options	-	15,405	-	40,522
Cash buy-out of employee stock options	-	(28,564)	-	(28,564)
Changes in non-cash working capital balances	-	9,823	(22,060)	9,823
Change in bank indebtedness	(1,462)	-	(16,481)	-
	5,777	(3,339)	(292,484)	21,769

Increase in cash and cash equivalents	-	1,278,709	-	1,463,235
Cash and cash equivalents, beginning of period	-	306,538	-	122,012

Cash and cash equivalents, end of period	$-	$1,585,247	$-	$1,585,247

PRECISION DRILLING TRUST

SEGMENT INFORMATION

	Contract	Completion
Three months ended September 30, 2006	Drilling	& Production	Corporate	Inter-segment
CDN $000’s (unaudited)	Services	Services	& Other	Eliminations	Total

Revenue	$246,364	$106,173	$-	$(2,979)	$349,558
Operating earnings	114,552	39,015	(11,136)	-	142,431
Depreciation and amortization	9,968	8,323	843	-	19,134
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures	68,005	11,385	989	-	80,379

	Contract	Completion
Three months ended September 30, 2005	Drilling	& Production	Corporate	Inter-segment
CDN $000’s (unaudited)	Services	Services	& Other	Eliminations	Total

Revenue	$218,006	$86,520	$-	$(4,510)	$300,016
Operating earnings	90,118	25,974	(4,136)	-	111,956
Depreciation and amortization	9,854	7,815	1,254	-	18,923
Total assets	1,033,070	488,244	3,699,788	-	5,221,102
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	27,969	9,903	2,909	-	40,781

	Contract	Completion
Three months ended September 30, 2006	Drilling	& Production	Corporate	Inter-segment
CDN $000’s (unaudited)	Services	Services	& Other	Eliminations	Total

Revenue	$786,659	$333,102	$-	$(10,226)	$1,109,535
Operating earnings	369,708	123,364	(30,189)	-	462,883
Depreciation and amortization	29,410	24,139	1,775	-	55,324
Total assets	1,184,581	491,954	61,506	-	1,738,041
Goodwill	172,440	108,284	-	-	280,724
Capital expenditures	157,443	30,294	2,960	-	190,697

	Contract	Completion
Three months ended September 30, 2006	Drilling	& Production	Corporate	Inter-segment
CDN $000’s (unaudited)	Services	Services	& Other	Eliminations	Total

Revenue	$608,280	$245,771	$-	$(12,733)	$841,318
Operating earnings	248,908	70,810	(30,237)	-	289,481
Depreciation and amortization	27,847	20,127	4,122	-	52,096
Total assets	1,033,070	488,244	3,699,788	-	5,221,102
Goodwill	172,440	94,387	-	-	266,827
Capital expenditures	71,318	27,509	11,564	-	110,391

PRECISION DRILLING TRUST

CANADIAN DRILLING OPERATING STATISTICS

	Three months ended September 30,
	2006			2005
			Market			Market
	Precision	Industry*	Share %	Precision	Industry*	Share %

Number of drilling rigs	238	795	30	229	738	31
Number of operating days (spud to release)	11,606	41,585	28	12,539	42,595	29
Wells drilled	1,606	6,713	24	2,279	7,162	32
Average days per well	7.2	6.2		5.5	5.9
Metres drilled (000’s)	2,194	7,907	28	2,479	7,957	31
Average metres per day	189	190		198	187
Average metres per well	1,366	1,178		1,088	1,111
Rig utilization rate	53.5%	57.2%		59.5%	63.2%

	Nine months ended September 30,
	2006			2005
			Market			Market
	Precision	Industry*	Share %	Precision	Industry*	Share %

Number of drilling rigs	238	795	30	229	738	31
Number of operating days (spud to release)	35,200	122,734	29	32,587	109,477	30
Wells drilled	4,881	17,236	28	5,783	17,288	33
Average days per well	7.2	7.1		5.6	6.3
Metres drilled (000’s)	6,138	20,802	30	6,414	19,655	33
Average metres per day	174	169		197	180
Average metres per well	1,258	1,207		1,109	1,137
Rig utilization rate	55.2%	57.8%		52.1%	55.6%

* Excludes non-CAODC rigs and non-reporting CAODC members and has been compiled with estimates by Precision.

A conference call to review the third quarter results is scheduled for 12:00 noon MT on Thursday, October 26, 2006.

The conference call dial in number is 1-877-888-4210 or 416-695-5261

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Relations”, then “Webcasts”.

An archived recording of the conference call will be available approximately one hour after the completion of the call until November 2, 2006 by dialing 1-888-509-0081 or 416-695-5275, passcode 632237.

Precision is Canada’s largest energy services trust. Headquartered in Calgary, Alberta, Precision is the leading provider of energy services to the Canadian oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and in U.S. dollars “PD.U” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone (403) 716-4500, Fax (403) 264-0251; website: www.precisiondrilling.com.